UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Grubb & Ellis Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

40009 52 0
(CUSIP Number)

Anthony W. Thompson
Thompson National Properties, LLC
1901 Main Street, Suite 108
Irvine, CA 92614
(949) 833-8252
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	40009 52 0

1	NAMES OF REPORTING PERSONS Anthony W. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER

NUMBER OF		7,367,502

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,570,306

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,367,502

WITH	10	SHARED DISPOSITIVE POWER

		1,570,306

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,937,808

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

INTRODUCTORY STATEMENT

This Amendment No. 1  relates to the Schedule 13D filed by Anthony W. Thompson (the “Reporting Person”) with the Securities and Exchange Commission on December 17, 2007 (the “Schedule 13D”) with respect to the common stock, $.01 par value per share (the “Common Stock”), of Grubb & Ellis Company (the “Company”).

Items 2, 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2. Identity and Background

(a) This Amendment No. 1 is being furnished by the Reporting Person.

(b) The business address of the Reporting Person is c/o Thompson National Properties, LLC, 1901 Main Street, Suite 108, Irvine, CA 92614.

(c)  Effective February 8, 2008, the Reporting Person resigned as Chairman of the Board of Directors of the Company (the “Board”) and as a director of the Board.  At present, the Reporting Person serves as Chief Executive Officer and Chairman of Thompson National Properties, LLC, a real estate investment firm, which maintains its corporate headquarters at 1901 Main Street, Suite 108, Irvine, CA 92614.

(d) — (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 4. Purpose of Transaction

On June 26, 2008, the Reporting Person submitted a letter to the Board and the Company’s Chief Executive Officer (a copy of which is attached hereto as Exhibit 99.2, the “Letter”) in which the Reporting Person requested that the Board consider the possibility of appointing him to the open seat on the Board.  As a result of the delivery of the Letter to the Board and the Company’s Chief Executive Officer, the Reporting Person may engage in discussions with the Company’s management, the Board or the Company’s shareholders concerning the matters described in the Letter.

The Reporting Person reserves his right to pursue all alternatives available to him to maximize the value of his interest in the Company, which alternatives may include, but are not limited to: communicating with other shareholders or directors of the Company regarding the Company, its business, prospects and alternatives to maximize shareholder value; purchasing additional Common Stock or other securities of the Company, in the open market, in privately negotiated transactions or otherwise; selling all or a portion of the Common Stock or other securities of the Company now owned or hereafter acquired by the Reporting Person; proposing an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or liquidation, involving the Company or any of its subsidiaries, or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, which transaction may involve the Reporting Person or third parties unrelated to the Reporting Person; alone or in conjunction with others, seeking to acquire the Company or substantially all of its assets or outstanding equity securities, including by merger, tender offer or stock or asset purchase; nominating one or more individuals for election to the Board; making one or more proposals for adoption by shareholders (including proposals to improve the Company’s corporate governance or to amend the Company’s organizational documents); seeking to call a special meeting of shareholders to elect directors and/or approve shareholder proposals; or soliciting proxies in support of the election of directors and/or shareholder proposals at a meeting of shareholders.  The Reporting Person may also urge other persons, including, without limitation, other shareholders of the Company, to take or pursue any of the foregoing actions.

The Reporting Person reserves the right to change his plans or intentions in his sole discretion and to take any and all actions that he may deem appropriate to maximize the value of his investment in the Company in light of his investment objectives, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.2   Letter to the Board and the Chief Executive Officer, dated June 26, 2008.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Anthony W. Thompson
Anthony W. Thompson

Date: June 26, 2008